                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Quicksilver Resources Inc.
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                                (Name of Issuer)


                         Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                  74837R-10-4
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                                 (CUSIP Number)

 Bill Lamkin, 1619 Pennsylvania Avenue, Fort Worth, Texas 76104 (817) 877-3151
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                    December 20, 1999 and February 8, 2000
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO.74837R-10-4                                           Page 1 of 5 Pages
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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

         Frank Darden
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                             359,343
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                2,000
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       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             359,343
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             2,000
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         361,343
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [X]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         2.0%
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      TYPE OF REPORTING PERSON (See Instructions)
14
         IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D

Item 1.        Security and Issuer.

          This Schedule 13D relates to the common stock, $0.01 par value ("Common Stock"), of Quicksilver Resources Inc. ("Quicksilver"). Quicksilver is a Delaware corporation and the address of its principal executive offices is:

                           1619 Pennsylvania Avenue
                            Fort Worth, Texas 76104

Item 2.        Identity and Background.

          (a)  Name:

               Frank Darden

          (b)  Residence or Business address:

               1619 Pennsylvania Avenue
               Fort Worth, Texas 76104

          (c ) Present Principal Occupation or Employment and the Name,
               Principal Business and Address where Employment Occurs:

               Director of Quicksilver
               1619 Pennsylvania Avenue
               Fort Worth, Texas 76104

          (d)  Involvement in Certain Legal Proceedings:

               Mr. Darden has not been convicted in a criminal proceeding during the previous five years. Mr. Darden has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

          (e)  Citizenship:

               Mr. Darden is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.

          N/A

Item 4.        Purpose of Transaction.

          Mr. Darden gifted shares of Quicksilver Common Stock to his children and grandchildren.

Item 5.        Interest in Securities of the Issuer.

          Mr. Darden is the beneficial owner of 359,343 shares of Quicksilver's Common Stock (or approximately 2.0% of its outstanding shares), including the shares exercisable under the warrants described below. Mr. Darden holds the sole power to vote and dispose of these shares.

          Mr. Darden's wife benefically owns 2,000 shares of Quicksilver Common Stock. Because of their relationship, Mr. Darden shares the power to vote and dispose of these shares with his wife.

          Mr. Darden is an officer, director, and shareholder of Mercury Exploration Company ("Mercury") which owns 5,808,927 shares of Quicksilver's Common Stock, including 594,000 shares of Common Stock pursuant to warrants. Mr. Darden shares the power to vote and to dispose of these shares as a director and officer of Mercury. Mr. Darden disclaims beneficial ownership of the 5,808,927 shares of Quicksilver Common Stock owned by Mercury, except to the extent of his pecuniary interest in them arising from his ownership interest as a shareholder of Mercury.

          Mr. Darden is a member of Quicksilver Energy, L.C. ("QELC") which owns 3,030,861 shares of Quicksilver Common Stock. Mr. Darden shares the power to vote and dispose of these shares as a member of QELC. Mr. Darden disclaims beneficial ownership of the 3,030,861 shares of Quicksilver Common Stock owned by QELC, except to the extent of his pecuniary interest in them arising from his ownership interest as a member of QELC.

          Mr. Darden also holds warrants to purchase 110,000 shares of Quicksilver Common Stock, which can be exercised prior to March 31, 2002, subject to the Agreement Regarding Warrants described below.

          Together, Mr. Darden's shares, his wife's shares, Mercury's shares, QELC's shares and the warrants for Quicksilver Common Stock represent 48.2% of the total issued and outstanding shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          AGREEMENT AMONG STOCKHOLDERS

          Quicksilver, Mercury, Quicksilver Energy, L.C. ("QELC"), the Darden Family, and Joint Energy Development Investments Limited Partnership ("JEDI"), are parties to an Agreement Among Stockholders, dated October 15, 1999 (the "Stockholders Agreement").

          Under the Stockholders Agreement, JEDI, so long as it is a holder of Quicksilver Common Stock, has the right to elect a number of members of the Board of Directors of Quicksilver representing a percentage of the entire Board of Directors as close as possible to the percentage of outstanding shares of Quicksilver Common Stock held by JEDI, but in no case less than one. In calculating the percentage of outstanding shares of Common Stock held by JEDI, the number of shares held by JEDI used in the calculation will not exceed 1,340,405.

          In addition, each of Mercury and QELC have an obligation to provide JEDI with a proportionate right to join in any transfers of shares of Quicksilver Common Stock by Mercury or QELC, excluding 1,340,405 shares owned by Mercury.

          AGREEMENT REGARDING WARRANTS

          Mercury and the Darden Family also entered into an agreement regarding warrants with JEDI. Mercury and the Darden Family have agreed that they will not exercise their warrants to purchase Quicksilver Common Stock at $12.50 until (1) the market value of JEDI's Quicksilver Common Stock exceeds $20,995,200; (2) JEDI no longer owns any Quicksilver Common Stock; or (3) JEDI consents to the exercise in writing.

          LOCK-UP AGREEMENT

          Mr. Darden is a party to a Lock-Up Agreement entered into in connection with a recent public offering of Common Stock by Quicksilver which restricts his disposition of his shares of Quicksilver Common Stock for a period of 180 days following November 16, 1999.

Item 7.        Material to be Filed as Exhibits.

     - Agreement Among Stockholders, dated October 15, 1999, by and among Quicksilver Resources Inc., Mercury Exploration Company, Quicksilver Energy, L.C., Frank Darden, Thomas F. Darden, Glenn M. Darden, Anne Darden Self, and Joint Energy Development Investments Limited Partnership(as filed as an Exhibit to Mr. Darden's Amendment No. 1 to
          Schedule 13D dated January 21, 2000, and incorporated herein by reference).

     - Agreement Regarding Warrants, dated September 1, 1998, by and among Quicksilver Resources, Inc., Mercury Exploration Company, Frank Darden, Thomas F. Darden, Glenn M. Darden, Anne Darden Self, Joint Energy Development Investments Limited Partnership and Trust Company of the West (as filed as Exhibit 10.13 to Quicksilver's Registration Statement on Form S-4 (Sec File No. 333-66709) and incorporated herein by reference).

     - Lock-Up Agreement dated October 7, 1999, among Frank Darden and Bear, Stearns & Company, Inc., Dain Rauscher Wessels, and Morgan Keegan & Company, Inc.

          (as filed as an Exhibit to Mr. Darden's Amendment No. 1 to Schedule 13D dated January 21, 2000, and incorporated herein by reference).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date:          April 10, 2000
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                                    By:        /s/ Frank Darden
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                                             Frank Darden